UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

for the month of December, 2003

Commission File: 333-06552

PRESS RELEASE

Tembec closes the purchase of a sawmill in Ontario

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                                        FOR IMMEDIATE RELEASE

Tembec closes the purchase of a sawmill in Ontario

Temiscaming, QC, December 15, 2003 – Tembec announced today that it has successfully completed the acquisition of the Weyerhaeuser sawmill located at Chapleau, Ontario, for $C26 million including certain elements of working capital.

The acquired sawmill has a softwood allocation of approximately 524,000 cubic metres per year, produces 100 million board feet of lumber annually and employs close to 140 people. The acquisition will boost Tembec's annual Spruce Pine Fir (SPF) lumber capacity to approximately 1.8 billion board feet. The Company owns sawmills in three Canadian provinces as well as in the United States, Chile and France.

The acquisition of the Chapleau sawmill provides a secure long-term fibre base for the Marathon pulp manufacturing joint venture. The acquisition will also allow the Company to generate synergies with its existing sawmills in the region, particularly in the area of forest resource management.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4 billion, and its common shares are listed on The Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

Contacts:	Jim Lopez Executive Vice President President, Forest Products Group Tembec Inc. Tel: (819) 627-4740	Charles J. Gagnon Vice President, Corporate Relations Tembec Inc. Tel.: (819) 627-4387

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: December 16, 2003